Filed Pursuant to Rule 253(g)(2)

File No. 024-12653

SUPPLEMENT DATED DECEMBER 11, 2025

TO OFFERING CIRCULAR DATED SEPTEMBER 19, 2025

4100 WEST ALAMEDA AVENUE, 3RD FLOOR

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated September 19, 2025 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available on its Form 10-Q for the quarterly period ended September 30, 2025 found HERE, and supplements the information contained in the Offering Circular.

Termination of StartEngine Crowdfunding, Inc.’s Regulation A Offering

The purpose of this supplement is to announce that the Regulation A offering conducted by StartEngine Crowdfunding, Inc. will terminate on January 29, 2026 (the “Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on January 29, 2026. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.